Exhibit 99.1

Weibo Reports Third Quarter 2018 Unaudited Financial Results

BEIJING, China — November 28, 2018 — Weibo Corporation (“Weibo” or the “Company”) (NASDAQ: WB), a leading social media in China, today announced its unaudited financial results for the third quarter ended September 30, 2018.

“Weibo has once again achieved strong user growth and user engagement this quarter. We are delighted to see our adverting and marketing revenues continue to deliver healthy growth.” said Gaofei Wang, CEO of Weibo. “We continue to focus on optimizing user product experience and strengthening content distribution to feature Weibo’s unique advantages in content creation, consumption and user social interaction. We expect these actions will help increase user acquisition efficiency, and in the longer-term, enhance Weibo’s monetization potentials.”

Third Quarter 2018 Highlights

•                  Net revenues totaled $460.2 million, an increase of 44% year-over-year.

•                  Advertising and marketing revenues were $409.3 million, an increase of 48% year-over-year.

•                  Value-added service (“VAS”) revenues were $50.9 million, an increase of 18% year-over-year.

•                  Net income attributable to Weibo was $165.3 million, an increase of 63% year-over-year, and diluted net income per share was $0.73, compared to $0.45 for the same period last year.

•                  Non-GAAP net income attributable to Weibo was $171.8 million, an increase of 49% year-over-year, and non-GAAP diluted net income per share was $0.75, compared to $0.51 for the same period last year.

•                  Adjusted EBITDA was $192.8 million, an increase of 42% year-over-year, or 42% of net revenues, compared to 42% for the same period last year.

•                  Monthly active users (“MAUs”) had a net addition of approximately 70 million users year over year and reached 446 million in September 2018. Mobile MAUs represented 93% of MAUs.

•                  Average daily active users (“DAUs”) had a net addition of approximately 30 million users year over year and reached 195 million in September 2018.

Third Quarter 2018 Financial Results

For the third quarter of 2018, Weibo reported net revenues of $460.2 million. The net revenues for the same period last year were $320.0 million. Advertising and marketing revenues totaled $409.3 million, compared to $276.8 million for the same period last year, and advertising and marketing revenues from small & medium-sized enterprises (“SMEs”) and key accounts were $380.7 million, compared to $251.5 million for the same period last year, or an increase of 51% year-over-year. VAS revenues totaled $50.9 million, compared to $43.2 million for the same period last year.

Costs and expenses for the third quarter of 2018 totaled $298.2 million, compared to $201.6 million for the same period last year. Other than the inclusion of marketing expense related to advertising barter transactions under ASC Topic 606 as illustrated below, the increase in costs and expenses was primarily attributable to more marketing expenses incurred for channels, product promotion and development expenditures incurred in relations to the personnel-related cost, as well as goodwill and acquired intangibles impairment charge for non-core business line. Non-GAAP costs and expenses were $272.2 million, compared to $188.0 million for the same period last year.

Income from operations for the third quarter of 2018 was $162.0 million, compared to $118.5 million for the same period last year. Non-GAAP income from operations was $188.0 million, compared to $132.0 million for the same period last year.

Non-operating income for the third quarter of 2018 was $42.9 million, compared to a non-operating income of $4.3 million for the same period last year. The increase was primarily due to $41.9 million of fair value change of investments. Income tax expenses were $37.9 million, compared to $22.0 million for the same period last year, largely attributable to the deferred tax liabilities recognized from fair value change of investments and higher profitability with a relatively stable tax rates in the Company’s PRC operation.

Net income attributable to Weibo for the third quarter of 2018 was $165.3 million, or diluted net income per share of $0.73, compared to $101.1 million for the same period last year, or diluted net income per share of $0.45. Non-GAAP net income attributable to Weibo for the third quarter of 2018 was $171.8 million, or diluted net income per share of $0.75, compared to $115.2 million for the same period last year, or diluted net income per share of $0.51.

As of September 30, 2018, Weibo’s cash, cash equivalents and short-term investments totaled $1.60 billion. For the third quarter of 2018, cash provided by operating activities was $122.1 million, capital expenditures totaled $6.0 million, and depreciation and amortization expenses amounted to $4.5 million.

Annual General Meeting

On November 22, 2018, the Company held its annual general meeting of shareholders, where the shareholders re-elected each of Mr. Frank Kui Tang and Ms. Hong Du as a director of Weibo.

Business Outlook

For the fourth quarter of 2018, Weibo estimates its net revenues to be between $480 million and $490 million, or an increase of 35 % year over year to 38 % year over year on a constant currency basis. This forecast reflects the currency translation risks and assumes an average exchange rate of RMB 7.00 to US$1.00. This forecast also reflects Weibo’s current and preliminary view, which is subject to change.

Financial Impact from New Revenue Guidance

As the Company adopted new revenue guidance ASC Topic 606 on January 1, 2018, results for reporting periods beginning after January 1, 2018 are presented under Topic 606 (‘New Basis’), while prior period amounts are not adjusted and continue to be reported under Topic 605 (‘Old Basis’), the Company’s historic accounting method.

Adoption of the new revenue guidance impacted the Company’s current period reported results as follows:

	Three months ended
	September 30, 2018
		Adjustments
	Old Basis ASC 605	VAT	Barter Transaction	New Basis ASC 606
	($ In thousands, except for percentage)

Net revenues	459,232	(25,886)	26,825	460,171
Cost of revenues	95,902	(25,886)	—	70,016
Operating expenses
-Sales and marketing expenses	112,132	—	28,927	141,059
Income from operations	164,061	—	(2,102)	161,959
Operating margin	35.7%			35.2%

Conference Call

Weibo’s management team will host a conference call from 6AM — 7AM Eastern Time on November 28, 2018 (or 7 PM — 8 PM Beijing Time on November 28, 2018) to present an overview of the Company’s financial performance and business operations. A live webcast of the call will be available through the Company’s corporate website at http://ir.weibo.com.

The conference call can be accessed as follows:

US Toll Free:  +1 866-519-4004

Hong Kong Toll Free:  800-906-601

China Toll Free:  400-620-8038

International:  +65 6713-5090

Passcode for all regions:  5368429

A replay of the conference call will be available from 22:00 China Standard Time on November 28, 2018 — 20:59 China Standard Time on December 6, 2018. The dial-in number is +61 2-8199-0299. The passcode for the replay is 5368429.

Non-GAAP Financial Measures

This release contains the following non-GAAP financial measures: non-GAAP costs and expenses, non-GAAP income from operations, non-GAAP net income attributable to Weibo, non-GAAP diluted net income per share attributable to Weibo and adjusted EBITDA. These non-GAAP financial measures should be considered in addition to, not as a substitute for, measures of the Company’s financial performance prepared in accordance with U.S. GAAP.

The Company’s non-GAAP financial measures exclude stock-based compensation, amortization of intangible assets, net results of impairment on, gain/loss on sale of and fair value change of investments, non-GAAP to GAAP reconciling items for the gain/loss attributable to non-controlling interests, provision for income tax related to the amortization of intangible assets and fair value change of investments (other non-GAAP to GAAP reconciling items have no tax effect), and amortization of convertible debt issuance cost. Adjusted EBITDA excludes interest income, net, income tax expenses, and depreciation expenses. The Company’s management uses these non-GAAP financial measures in their financial and operating decision-making, because management believes these measures reflect the Company’s ongoing operating performance in a manner that allows more meaningful period-to-period comparisons. The Company believes that these non-GAAP financial measures provide useful information to investors and others in the following ways: (i) in comparing the Company’s current financial results with the Company’s past financial results in a consistent manner, and (ii) in understanding and evaluating the Company’s current operating performance and future prospects in the same manner as management does, if they so choose. The Company also believes that the non-GAAP financial measures provide useful information to both management and investors by excluding certain expenses, gains (losses) and other items (i) that are not expected to result in future cash payments or (ii) that are non-recurring in nature or may not be indicative of the Company’s core operating results and business outlook.

Use of non-GAAP financial measures has limitations. The Company’s non-GAAP financial measures do not include all income and expense items that affect the Company’s operations. They may not be comparable to non-GAAP financial measures used by other companies. Accordingly, care should be exercised in understanding how the Company defines its non-GAAP financial measures. Reconciliations of the Company’s non-GAAP financial measures to the nearest comparable GAAP measures are set forth in the section below titled “Unaudited Reconciliation of Non-GAAP to GAAP Results.”

About Weibo

Weibo is a leading social media for people to create, share and discover content online. It combines the means of public self-expression in real time with a powerful platform for social interaction, content aggregation and content distribution. Any user can create and post a feed and attach multi-media and long-form content. User relationships on Weibo may be asymmetric; any user can follow any other user and add comments to a feed while reposting. This simple, asymmetric and distributed nature of Weibo allows an original feed to become a live viral conversation stream.

Weibo enables its advertising and marketing customers to promote their brands, products and services to users. Weibo offers a wide range of advertising and marketing solutions to companies of all sizes. The Company generates a substantial majority of its revenues from the sale of advertising and marketing services, including the sale of social display advertisement and promoted marketing offerings. Weibo has developed and is continuously refining its social interest graph recommendation engine, which enables its customers to perform people marketing and target audiences based on user demographics, social relationships, interests and behaviors, to achieve greater relevance, engagement and marketing effectiveness.

Safe Harbor Statement

This press release contains forward-looking statements that relate to, among other things, Weibo’s expected financial performance and strategic and operational plans (as described, without limitation, in the “Business Outlook” section and in quotations from management in this press release. Weibo may also make forward-looking statements in the Company’s periodic reports to the U.S. Securities and Exchange Commission (“SEC”), in press releases and other written materials and in oral statements made by its officers, directors or employees to third parties. Statements that are not historical facts, including statements about the Company’s beliefs and expectations, are forward-looking statements. These forward-looking statements can be identified by terminology, such as “will,” “expects,” “anticipates,” “future,” “intends,” “plans,” “believes,” “confidence,” “estimates” and similar statements. Forward-looking statements involve inherent risks and uncertainties. A number of important factors could cause actual results to differ materially from those contained in any forward-looking statement. Potential risks and uncertainties include, but are not limited to, Weibo’s limited operating history in certain new businesses; failure to grow active user base and the level of user engagement; the uncertain regulatory landscape in China; fluctuations in the Company’s quarterly operating results; the Company’s reliance on advertising and marketing sales for a majority of its revenues; failure to successfully develop, introduce, drive adoption of or monetize new features and products; failure to compete effectively for advertising and marketing spending; failure to successfully integrate acquired businesses; risks associated with the Company’s investments, including equity pick-up and impairment; failure to compete successfully against new entrants and established industry competitors; changes in the macro-economic environment, including the depreciation of the Renminbi; and adverse changes in economic and political policies of the PRC government and its impact on the Chinese economy. Further information regarding these and other risks is included in Weibo’s annual report on Form 20-Fs and other filings with the SEC. All information provided in this press release is current as of the date hereof, and Weibo assumes no obligation to update such information, except as required under applicable law.

Contact:

Investor Relations

Weibo Corporation

Phone: +86 10 5898-3017

Email: ir@staff.weibo.com

WEIBO CORPORATION

UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS

(In thousands, except per share data)

	Three months ended			Nine months ended
	September 30,		June 30,	September 30,
	2018	2017	2018	2018	2017

Net revenues (1):
Advertising and marketing	$409,273	$276,803	$369,942	$1,082,164	$664,440
Value-added service	50,898	43,232	56,647	154,479	108,169
Net revenues	460,171	320,035	426,589	1,236,643	772,609

Costs and expenses:
Cost of revenues (1)(2)	70,016	62,428	61,790	194,708	159,250
Sales and marketing (1)(2)	141,059	76,346	139,977	386,899	182,872
Product development (2)	66,222	50,770	60,613	187,358	135,489
General and administrative (2)	10,361	12,037	9,313	30,890	32,723
Goodwill and acquired intangibles impairment	10,554	—	—	10,554	—
Total costs and expenses	298,212	201,581	271,693	810,409	510,334
Income from operations	161,959	118,454	154,896	426,234	262,275

Non-operating income:

Impairment on, gain/loss on sale of and fair value change of investments, net (3)	31,683	(680)	(1,535)	28,649	(2,050)
Interest and other income , net	11,218	4,937	12,481	32,827	9,927
	42,901	4,257	10,946	61,476	7,877

Income before income tax expenses	204,860	122,711	165,842	487,710	270,152
Income tax expenses	(37,882)	(22,022)	(25,148)	(81,327)	(49,701)
Net income	166,978	100,689	140,694	406,383	220,451

Less: Net income (loss) attributable to noncontrolling interests	1,661	(440)	(220)	1,067	(1,157)

Net income attributable to Weibo	$165,317	$101,129	$140,914	$405,316	$221,608

Basic net income per share attributable to Weibo	$0.74	$0.46	$0.63	$1.81	$1.01
Diluted net income per share attributable to Weibo	$0.73	$0.45	$0.62	$1.79	$0.98

Shares used in computing basic net income per share attributable to Weibo	224,060	221,428	223,542	223,506	220,005
Shares used in computing diluted net income per share attributable to Weibo	232,660	225,683	232,768	232,719	225,162

(1)  On January 1, 2018, the Company adopted ASC 606 “Revenue from Contracts with Customers” using the modified retrospective method, which means amounts for 2018 are reported on the new basis while prior periods amount will be reported on a historical basis. Under the new accounting standard, the main impact to the Company is that it now reports the revenue net of value added tax and recognizes revenues and expenses at fair value for the advertising barter transaction.

(2) Stock-based compensation in each category:

Cost of revenues	$1,684	$1,014	$1,445	$4,140	$2,649
Sales and marketing	3,243	2,287	2,831	8,042	6,048
Product development	7,829	6,386	6,064	18,944	16,631
General and administrative	2,598	3,689	1,908	7,490	10,674

(3)  The Company adopted ASU 2016-01 “Classification and Measurement of Financial Instruments” beginning the first quarter of fiscal year 2018. After the adoption of this new accounting update, the Company measures long-term investments, other than equity method, at fair value through earnings. For those investments without readily determinable fair values, the Company elected to record these investments at cost, less impairment, and plus or minus subsequent adjustments for observable price changes. Changes in the basis of these investments are reported in current earnings.

WEIBO CORPORATION

UNAUDITED CONDENSED CONSOLIDATED BALANCE SHEETS

(In thousands)

	September 30,	December 31,
	2018	2017
Assets
Current assets:
Cash and cash equivalents	$792,533	$1,000,953
Short-term investments	807,032	791,730
Accounts receivable, net	304,182	170,100
Prepaid expenses and other current assets(1)	319,470	69,233
Amount due from SINA	68,266	16,356
Current assets subtotal	2,291,483	2,048,372

Property and equipment, net	41,155	33,793
Goodwill and intangible assets, net	2,284	13,937
Long-term investments	700,341	452,337
Other assets	11,760	13,380
Total assets	$3,047,023	$2,561,819

Liabilities and Shareholders’ Equity
Liabilities:
Current liabilities:
Accounts payable	$102,300	$64,043
Accrued expenses and other current liabilities	284,859	268,615
Deferred revenues	106,327	81,311
Income tax payable (2)	80,347	70,907
Current liabilities subtotal	573,833	484,876

Long-term liabilities:
Convertible debt	883,089	879,983
Other long-term liabilities	11,258	2,166
Total liabilities	1,468,180	1,367,025

Shareholders’ equity :
Weibo shareholders’ equity (3)	1,575,889	1,192,587
Non-controlling interests	2,954	2,207
Total shareholders’ equity	1,578,843	1,194,794

Total liabilities and shareholders’ equity	$3,047,023	$2,561,819

(1) Included short-term loans to SINA of $104.8 million as of September 30, 2018.

(2) Commencing on January 1, 2018, in order to enhance comparability with industry peers, income tax payable has been presented as a single line item in balance sheet as opposed to be part of accounts payable. To conform with current period presentation, the relevant amount of $70.9 million as of December 31, 2017 has been adjusted accordingly.

(3) The Company adopted ASU 2016-1 “Classification and Measurement of Financial Instruments” beginning the first quarter of fiscal year 2018. After the adoption of this new accounting update, the Company measures long-term investments, other than equity method, at fair value through earnings. For those investments without readily determinable fair values, the Company elected to record these investments at cost, less impairment, and plus or minus subsequent adjustments for observable price changes. Changes in the basis of these investments are reported in current earnings. The cumulative impact arising from the adoption of this update was immaterial to retained earnings as of January 1, 2018.

WEIBO CORPORATION

UNAUDITED RECONCILIATION OF NON-GAAP TO GAAP RESULTS

(In thousands, except per share data)

	Three months ended
	September 30, 2018						September 30, 2017				June 30, 2018
					Non-GAAP					Non-GAAP					Non-GAAP
	Actual		Adjustments		Results		Actual	Adjustments		Results	Actual		Adjustments		Results

Advertising and marketing	$409,273				$409,273		$276,803			$276,803	$369,942				$369,942
Value-added service	50,898				50,898		43,232			43,232	56,647				56,647
Net revenues	$460,171				$460,171		$320,035			$320,035	$426,589				$426,589

			(15,354	)(a)
			(90	)(b)				(13,376	)(a)				(12,248	)(a)
			(10,554	)(c)				(161	)(b)				(164	)(b)
Total costs and expenses	$298,212		$(25,998)		$272,214		$201,581	$(13,537)		$188,044	$271,693		$(12,412)		$259,281

			15,354	(a)
			90	(b)				13,376	(a)				12,248	(a)
			10,554	(c)				161	(b)				164	(b)
Income from operations	$161,959		$25,998		$187,957		$118,454	$13,537		$131,991	$154,896		$12,412		$167,308

			15,354	(a)
			90	(b)									12,248	(a)
			10,554	(c)				13,376	(a)				164	(b)
			(31,683	)(d)				161	(b)				1,535	(d)
			1,560	(e)				680	(d)				277	(e)
			9,582	(f)				(113	)(e)				(41	)(f)
			1,035	(g)				(40	)(f)				1,035	(g)
Net income attributable to Weibo	$165,317		$6,492		$171,809		$101,129	$14,064		$115,193	$140,914		$15,218		$156,132

Diluted net income per share attributable to Weibo	$0.73	*			$0.75	*	$0.45			$0.51	$0.62	*			$0.68	*

Shares used in computing diluted net income per share attributable to Weibo	232,660				232,660		225,683			225,683	232,768				232,768

Adjusted EBITDA:

Non-GAAP net income attributable to Weibo					$171,809					$115,193					$156,132
Interest income,net					(11,733)					(5,131)					(12,604)
Income tax expenses					28,300					22,062					25,189
Depreciation expenses					4,437					3,733					4,626
Adjusted EBITDA					$192,813					$135,857					$173,343

WEIBO CORPORATION

UNAUDITED RECONCILIATION OF NON-GAAP TO GAAP RESULTS

(In thousands, except per share data)

	Nine months ended
	September 30, 2018						September 30, 2017
					Non-GAAP					Non-GAAP
	Actual		Adjustments		Results		Actual	Adjustments		Results

Advertising and marketing	$1,082,164				$1,082,164		$664,440			$664,440
Value-added service	154,479				154,479		108,169			108,169
Net revenues	$1,236,643				$1,236,643		$772,609			$772,609

			(38,616	)(a)
			(423	)(b)				(36,002	)(a)
			(10,554	)(c)				(473	)(b)
Total costs and expenses	$810,409		$(49,593)		$760,816		$510,334	$(36,475)		$473,859

			38,616	(a)
			423	(b)				36,002	(a)
			10,554	(c)				473	(b)
Income from operations	$426,234		$49,593		$475,827		$262,275	$36,475		$298,750

			38,616	(a)
			423	(b)
			10,554	(c)				36,002	(a)
			(28,649	)(d)				473	(b)
			1,719	(e)				2,050	(d)
			9,499	(f)				(336	)(e)
			3,105	(g)				(118	)(f)

Net income attributable to Weibo	$405,316		$35,267		$440,583		$221,608	$38,071		$259,679

Diluted net income per share attributable to Weibo	$1.79	*			$1.93	*	$0.98			$1.15

Shares used in computing diluted net income per share attributable to Weibo	232,719				232,719		225,162			225,162

Adjusted EBITDA:

Non-GAAP net income attributable to Weibo					$440,583					$259,679
Interest income, net					(35,246)					(10,385)
Income tax expenses					71,828					49,819
Depreciation expenses					13,584					10,343
Adjusted EBITDA					$490,749					$309,456

(a)         To exclude stock-based compensation.

(b)         To exclude amortization of intangible assets.

(c)          To exclude goodwill and acquired intangibles impairment.

(d)         To exclude net results of impairment on, gain/loss on sale of and fair value change of investments.

(e)          To exclude non-GAAP to GAAP reconciling items for the income/loss attributable to non-controlling interests.

(f)           To exclude the provision for income tax related to item (b) and (d). Other non-GAAP to GAAP reconciling items have no income tax effect.

The Company considered the tax implication arising from the reconciliation items and part of these items recorded in entities in tax free jurisdictions were without relevant tax implications.

For impairment on investments, valuation allowances were made for those differences the Company does not expect they can be realized in the foreseeable future.

(g)         To exclude the amortization of convertible debt issuance cost.

*                 Net income attributable to Weibo is adjusted for interest expense of convertible debt for calculating diluted EPS.

WEIBO CORPORATION

UNAUDITED ADDITIONAL INFORMATION

(In thousands)

	Three months ended			Nine months ended
	September 30,		June 30,	September 30,
	2018	2017	2018	2018	2017

Net revenues
Advertising and marketing
Small & medium-sized enterprises and key accounts	$380,745	$251,456	$338,662	$996,020	$618,106
Alibaba	28,528	25,347	31,280	86,144	46,334
Subtotal	409,273	276,803	369,942	1,082,164	664,440

Value-added service	50,898	43,232	56,647	154,479	108,169
	$460,171	$320,035	$426,589	$1,236,643	$772,609